Exhibit 99.51

GREENBROOK TMS REPORTS First Quarter Financial Results

May 12, 2020 - Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”), today announced its first quarter 2020 (“Q1 2020”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

FIRST QUARTER 2020 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Quarterly revenue increased by 73% to $11.4 million, up $4.8 million from the first quarter of fiscal 2019 (“Q1 2019”).

•	Quarterly regional operating income increased by 18% to $0.7 million, up $0.1 million from Q1 2019.

•	Added eight active TMS Centers this quarter, with an additional 14 TMS Centers in development, bringing the total Company network to 124 TMS Centers. This represents an increase of 85% from Q1 2019.

•	As anticipated, the Company has started to scale into its centralized business infrastructure with a significant decrease in the year-over-year growth rate of aggregate corporate costs.

•	On May 6, 2020, the Company announced that it has launched a public offering of common shares and intends to issue a minimum of 8,484,849 common shares and a maximum of 10,909,091 common shares at a price of C$1.65 per common share for gross proceeds of a minimum of approximately C$14,000,000 and a maximum of approximately C$18,000,000.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“We are very pleased with our strong Q1 2020 results despite the challenging operating environment imposed by the COVID-19 pandemic late in the quarter. As an essential business, we have taken the necessary steps to protect our patients, employees and physician partners in order to continue to be able to deliver the highest quality service at all of our TMS Centers. I am particularly proud of the initiatives that our management, employees and physician partners have put in place to expand our ability to interact with patients and potential patients virtually.”

Mr. Leonard added: “While we expect the second quarter of this year to reflect a decline in treatments as a result of the government-mandated restrictions imposed in response to the pandemic, we believe this to be temporary, as we are starting to see an increase in new patient starts and inquiries across the majority of our centers. The pandemic is significantly worsening what is already a staggering unmet need for mental health treatment, making TMS therapy more essential now than ever.”

Selected FIRST Quarter Financial and Operating Results (1)

(US$)	Q1 2020 (unaudited)	Q1 2019 (unaudited)
Total revenue	11,420,502	6,607,198
Regional operating income	739,796	627,000
Loss before income taxes	(4,240,797)	(2,640,087)
Loss for the period and comprehensive loss	(4,240,797)	(2,640,087)
Loss attributable to the common shareholders of Greenbrook	(4,158,274)	(2,570,422)
Net loss per share (basic and diluted)	(0.08)	(0.05)

Notes:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

	As at March 31,		As at December 31,
(unaudited)	2020	2019	2019
Number of active TMS Centers(1)	110	57	102
Number of TMS Centers-in-development(2)	14	10	17
Total TMS Centers	124	67	119
Number of management regions	13	9	13
Number of TMS Devices installed	189	118	178
Number of regional personnel	302	155	273
Number of shared-services / corporate personnel(3)	47	27	44
Number of TMS providers(4)	117	55	109
Number of consultations performed	2,360	1,441	8,039
Number of patient starts	1,326	840	4,080
Number of TMS treatments performed	47,970	29,387	155,343
Average revenue per TMS treatment	$238	$225	$230

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2020 and 2019. These documents will be available on the Company’s website at www.greenbrooktms.com and under the Company’s SEDAR profile at www.sedar.com.

CONFERENCE CALL AND WEBCAST

First Quarter 2020 Conference Call Details:

Bill Leonard, President and Chief Executive Officer and Erns Loubser, Chief Financial Officer will host a conference call at 10:00 a.m. (Eastern Time) on May 13, 2020 to discuss the financial results for the quarter.

Toll Free North America: 1-866-521-4909

Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

Conference Call Replay:

Toll Free (North America): 1-800-585-8367

Toronto: 416-621-4642

Passcode: 5855438

The conference call replay will be available from 1:00 p.m. ET on May 13, 2020, until 23:59 p.m. ET on June 12, 2020.

About Greenbrook TMS Inc.

Operating through 124 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 420,000 TMS treatments to over 11,000 patients struggling with depression.

For further information please contact:

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial or operating performance, constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note Regarding Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to the Company’s results determined in accordance with IFRS, the Company uses non-IFRS measures, including “EBITDA” and “Adjusted EBITDA”. These non-IFRS measures are used to provide investors with supplemental measures of the Company’s operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. See the Company’s MD&A for a further discussion of these non-IFRS financial measures and for a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook.

Selected Consolidated Financial Information

(US$)	Q1 2020 (unaudited)	Q1 2019 (unaudited)
Total revenue	11,420,502	6,607,198

Direct center and patient care costs	5,881,290	3,456,616
Regional employee compensation	2,526,190	1,251,421
Regional marketing expenses	867,102	464,041
Depreciation	1,406,124	808,120
Total direct center and regional costs	10,680,706	5,980,198
Regional operating income	739,796	627,000
Center development costs	229,507	264,696
Corporate employee compensation	2,623,430	1,460,101
Corporate marketing expenses	305,448	204,346
Other corporate, general and administrative expenses	947,618	667,895
Share-based compensation	109,405	294,159
Amortization	115,833	–
Interest expense	657,834	397,840
Interest income	(8,482)	(21,950)
Loss before income taxes	(4,240,797)	(2,640,087)
Income tax expense	–	–
Loss for the period and comprehensive loss	(4,240,797)	(2,640,087)
Loss attributable to non-controlling interest	(82,523)	(69,665)
Loss attributable to the common shareholders of Greenbrook	(4,158,274)	(2,570,422)
Net loss per share (basic and diluted)	(0.08)	(0.05)

(US$)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018(3)	Q3 2018(3)	Q2 2018(3)
(unaudited)
Revenue	11,420,502	12,536,671	8,459,103	8,082,559	6,607,198	7,092,455	5,338,364	4,926,625
Regional operating income(2)	739,796	2,056,836	770,813	1,002,166	627,000	1,418,347	476,556	697,293
Net loss attributable to shareholders of Greenbrook	(4,158,274)	(7,034,356)	(3,431,009)	(2,874,092)	(2,570,422)	(949,031)	(1,480,489)	(1,372,984)
Adjusted EBITDA(1)	(1,648,053)	(1,296,201)	(1,033,876)	(957,428)	(827,557)	(865,210)	(840,374)	(448,762)
Net loss per share – Basic	(0.08)	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)	(0.04)	(0.04)
Net loss per share – Diluted	(0.08)	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)	(0.04)	(0.04)

Notes:

(1)	Adjusted EBITDA is a non-IFRS measure. See “Cautionary Note Regarding Non-IFRS Measures” in this press release.

(2)	Regional operating income for the fourth quarter ended December 31, 2019 has been updated to exclude amortization.

(3)	The Company adopted IFRS 16 effective as at January 1, 2019 using the modified retrospective approach. As a result of this approach, the prior period figures were not adjusted.